

10012967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to

Commission file number 1-5097

AVANZAR INTERIOR TECHNOLOGIES, LTD. SAVINGS AND INVESTMENT 401(k) PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

(Name and Address of Principal Executive Offices of Employer-Issuer)

AVANZAR INTERIOR TECHNOLOGIES, LTD
SAVINGS AND INVESTMENT 401(k) PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2009 AND 2008

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2009 AND 2008

Contents **Page**

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Avanzar Interiors, LLC Savings and Investment 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Avanzar Interiors, LLC Savings and Investment 401(k) Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Avanzar Interiors, LLC Savings and Investment 401(k) Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. GAAP.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Milwaukee, Wisconsin
June 7, 2010

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2009	**2008**
Assets		
Investments		
Investment in Master Trust	$ 2,562,149	$ 1,306,400
Participant loans	155,648	89,474
	2,717,797	1,395,874
Receivables		
Employer contributions	417,593	499,394
Participant contributions	2,686	4,275
	420,279	503,669
Net assets available for benefits	$ 3,138,076	$ 1,899,543

See the notes to the financial statements.

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Year Ended, December 31, 2009
Additions		
Additions to net assets attributed to:		
Investment income		
Net appreciation in fair value of investments	$	685,170
Other investment income		40,540
		725,710
Contributions		
Participants		334,865
Employer		417,593
		752,458
Total additions		1,478,168
Deductions		
Deductions from net assets attributed to:		
Distributions and withdrawals		229,932
Administrative expenses		30,459
Total deductions		260,391
Transfers from other plans, net		20,756
Net increase		1,238,533
Net assets available for benefits, beginning of year		1,899,543
Net assets available for benefits, end of year	$	3,138,076

See the notes to the financial statements.

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of Avanzar Interior Technologies, Ltd. Savings and Investment 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan adopted effective September 1, 2005 for participation by eligible employees of Avanzar Interior Technologies, Ltd., a production facility of Johnson Controls, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation as contributions, as defined by the Plan, of which the first six percent (6%) is eligible for the employer's matching contribution. The Company also makes a non-elective annual contribution to the Plan representing three percent (3%) of participant's compensation for employees. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent (1%). However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is fully vested after 5 years of credited service. A participant becomes fully vested on termination of service due to death, disability or retirement.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

PAYMENT OF BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded when paid.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

Plan assets of $406,564 and $271,665 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2009 and 2008, respectively, but who have not yet received distributions as of that date.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the Plan document. Only two loans per participant may be outstanding at any time. Each loan may be for a term up to 5 years. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

Accounting Standards Codification (ASC) No. 946, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans," requires disclosure of the fair value, as well as the adjustment to and contract value of, fully benefit-responsive investment contracts held by a defined-contribution plan. As the Plan's net assets available for benefits are part of a master trust, this information is provided in the Statements of Financial Position as of December 31, 2009 and 2008 for the master trust (see Note 9).

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity. All investments of the Master Trust, except the investment in the Johnson Controls Common Stock Fund and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investments in the Johnson Controls Common Stock Fund reflects a unit value computed daily based on the share price and the value of the fund's short-term investments. At December 31, 2009 and 2008, the Plan held 58,320 and 40,143 units of the Johnson Controls Common Stock Fund at a unit value of $8.08 and $5.42, respectively. The Fixed Income Fund, a stable value fund, contains wrap contracts which are stated at contract value. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

The wrap contracts are designed to allow a stable value fund, such as the Fixed Income Fund, to maintain a constant Net Asset Value (NAV) and to protect the fund in extreme circumstances. The wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions (redemption of most of the fund's shares) during a time when the market value of the fund's covered assets is below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided that all of the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the fund). Fees the fund pays for wrap contracts are a component of the fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate" which minimizes the difference between the market value and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. Crediting rates are reset quarterly. Although the crediting rate may be affected by many factors, including purchases and redemptions by shareholders, the wrap contracts provide a guarantee that the crediting rate will not fall below zero percent (0%). The average yields based on actual earnings were 2.86% and 4.55% for the years ended December 31, 2009 and 2008, respectively. The average yields based on the interest rate credited to participants were 2.33% and 3.96% for the years ended December 31, 2009 and 2008, respectively.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events, which include, but is not limited to, the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer, complete or partial termination of the Plan, or any early retirement program, group termination, group layoff, facility closing or similar program. At this time, the occurrence of such an event is not probable.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation is recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2009 and 2008 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2009 for the Master Trust are presented in Note 9.

The Plan's assets accounted for less than one percent (1%) of the assets held in the Master Trust at December 31, 2009 and 2008.

At December 31, 2009 and 2008, participant forfeitures of non-vested employer contributions of $84,592 and $37,863, respectively, related to the Plan, were in the Master Trust.

DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through June 7, 2010, the date which the financial statements were available to be issued.

NOTE 3 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2009 and 2008:

	December 31,	
	2009	2008
Investments at fair value as determined by quoted market price (direct):		
Fidelity Freedom 2040 Fund, 38,284 and 33,969 shares, respectively	$ 472,813	$ 189,884
Fidelity Freedom 2030 Fund, 19,191 and 11,352 shares, respectively	234,134	110,794
Fidelity Freedom 2025 Fund, 17,296 and 11,219 shares, respectively	208,595	92,329
Fidelity Freedom 2035 Fund, 15,826 and 13,307 shares, respectively	194,498	106,859
Fidelity Freedom 2020 Fund, 14,400 and 10,542 shares, respectively	172,075	105,947
Fidelity Overseas Fund, 3,209 shares	*	80,485
Investments at fair value as determined by quoted market price (indirect):		
Johnson Controls Common Stock Fund, 58,320 and 40,143 units, respectively	471,224	217,576
Investments at contract value:		
Fixed Income Fund, 221,674 units	221,674	*
Participant Loans	155,648	89,474

* Asset was not greater than 5% in the respective year.

During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at fair value as determined by quoted market price (direct):		
Mutual Funds	$	471,007
Investments at fair value as determined by quoted market price (indirect):		
Common Stock Fund		204,476
Other Separate Accounts		9,687
		214,163
Net increase in fair value	$	685,170

NOTE 4 – FAIR VALUE MEASUREMENTS

ASC 820, "Fair Value Measurements and Disclosures," defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 1,837,101	$ -	$ -	$ 1,837,101
Common Stock Fund	471,224	-	-	471,224
Other Separate Accounts	32,150	-	-	32,150
Fixed Income Fund	221,674	-	-	221,674
Participant Loans	155,648	-	-	155,648
Total assets at fair value	$ 2,717,797	$ -	$ -	$ 2,717,797

	Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 1,011,221	$ -	$ -	$ 1,011,221
Common Stock Fund	217,576	-	-	217,576
Other Separate Accounts	19,768	-	-	19,768
Fixed Income Fund	57,835	-	-	57,835
Participant Loans	89,474	-	-	89,474
Total assets at fair value	$ 1,395,874	$ -	$ -	$ 1,395,874

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds: The fair value for Mutual Funds is determined by direct quoted market prices. Mutual funds are open-ended investment companies that obtained proper registration from the Securities and Exchange Commission. The funds publish daily their net asset value (NAV) after the close of trading on regulated financial exchanges. The NAV represents the current market value of the fund's holdings after deducting the fund's liabilities.

Common Stock Fund: The fair value for the Common Stock Fund is determined by indirect quoted market prices. The value of the fund is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges.

Other Separate Accounts: The fair value for Separate Accounts is determined by indirect quoted market prices. These investments are generally held in a commingled trust. The value of the trust is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges.

Fixed Income Fund: The fair value of the Fixed Income Fund is accounted for by the contract value. The underlying investments/holdings are direct quoted market prices on liquid and regulated financial exchanges and their value is insured through a contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

Participant Loans: The fair value of Participant Loans is the participant loan balance. At the time of borrowing, the assets of the participants are sold proportionally to finance the loan. The loan is collateralized by the participant's assets in the Plan. Should the participants default on the loan, it would have no impact on the Master Trust.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The fair values of participants' and employer contributions receivable approximate their carrying values.

NOTE 5 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 9, 2009, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC").

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 – PARTY-IN-INTEREST TRANSACTIONS

Transactions involving the Johnson Controls Common Stock Fund, participant loans and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 8 – RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 9 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The Statements of Financial Position as of December 31, 2009 and 2008 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2009 for the Master Trust are presented below.

STATEMENTS OF FINANCIAL POSITION

	December 31,	
	2009	2008
Assets		
Investments at fair value as determined by quoted market price (direct):		
Mutual Funds	$ 1,178,428,516	$ 965,997,091
Investments at fair value as determined by quoted market price (indirect):		
Common Stock Fund	901,075,291	611,314,517
Other Separate Accounts	76,344,324	54,352,546
	977,419,615	665,667,063
Investments at contract value:		
Stable Value Fund		
At fair value	446,441,887	393,289,205
Adjustment from fair value to contract value	(6,755,982)	1,903,491
At contract value	439,685,905	395,192,696
Participant Loans	68,745,934	71,365,102
Total Assets	$ 2,664,279,970	$ 2,098,221,952

STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

		Year Ended December 31, 2009
Additions		
Additions to net assets attributed to:		
Investment Gain		
Mutual Funds	$	241,966,691
Common Stock Fund		307,301,402
Other Separate Accounts		23,323,137
		572,591,230
Contributions		
Participants		118,727,347
Employer		60,372,085
		179,099,432
Interest and dividend income		44,274,364
Total additions		795,965,026
Deductions		
Deductions from net assets attributed to:		
Participant withdrawals		228,601,072
Administrative fees		1,416,714
Total deductions		230,017,786
Net increase prior to transfers from other plans		565,947,240
Transfers from other plans, net		110,778
Net increase		566,058,018
Net assets available for benefits:		
Beginning of the year		2,098,221,952
End of the year	$	2,664,279,970

SUPPLEMENTAL SCHEDULE

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #001, EIN: 20-1818668
DECEMBER 31, 2009

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value)		Current Value
*Fidelity			
Fixed Income Fund	221,674	units	$ 221,674
Overseas Fund	4,123	shares	127,441
Low-Priced Stock Fund	40	shares	1,292
Retirement Government Money Market	48,875	shares	48,875
Freedom Income	523	shares	5,687
Freedom 2000	634	shares	6,942
Freedom 2005	298	shares	3,437
Freedom 2010	1,212	shares	14,075
Freedom 2015	9,727	shares	113,314
Freedom 2020	14,400	shares	172,075
Freedom 2025	17,296	shares	208,595
Freedom 2030	19,191	shares	234,134
Freedom 2035	15,826	shares	194,498
Freedom 2040	38,284	shares	472,813
Freedom 2045	81	shares	1,002
Freedom 2050	119	shares	1,479
BlackRock (formerly Barclays Global Investors)			
S&P 500 Index	793	shares	29,470
Midcap Equity Index	253	shares	4,221
EAFE Equity Index	549	shares	7,240
U.S. Debt Index	1,752	shares	26,718
GS Large Cap Value	629	shares	6,709
Dodge & Cox International Stock	313	shares	9,972
AIM Small Cap Growth Fund	1,177	shares	27,876
Artisan Mid Cap Fund	591	shares	15,125
Vanguard Primecap Fund	1,141	shares	70,352
JP Morgan Mid Cap Value Fund	2,538	shares	48,884
Small Cap Value Fund	1,413	shares	17,025
*Johnson Controls Common Stock Fund	58,320	units	471,224
Investments			2,562,149
*Participant Loans (1)			155,648
Total investments			$ 2,717,797

(1) There were 60 outstanding loans to participants at December 31, 2009, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 3.25% and 8.25%

* Indicates party-in-interest.

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT (401k) PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefits Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVANZAR INTERIOR TECHNOLOGIES, LTD. SAVINGS AND INVESTMENT (401k) PLAN

By: 

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 22, 2010

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Avanzar Interior Technologies, Ltd. Savings and Investment 401(k) Plan:

We consent to incorporation by reference in the Registration Statement No. 333-66073 on Form S-8 of Johnson Controls, Inc. of our report dated June 7, 2010 relating to the statement of net assets available for benefits of Avanzar Interior Technologies, Inc. Savings and Investment 401(k) Plan as of December 31, 2009 and 2008, the related statement of changes in net assets available for benefits for the years ended December 31, 2009, and the related supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of Avanzar Interior Technologies, Ltd. Savings and Investment 401(k) Plan.



Milwaukee, Wisconsin
June 7, 2010